**Pangea Organics Inc.** (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Pangea Organics Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 14, 2023
Vincenzo Mongio

## Statement of Financial Position

| | As of December 31, | |
|---|---|---|
| | 2022 | 2021 |
| ASSETS | | |
| Current Assets | | |
| Cash and Cash Equivalents | 64,669 | 435,727 |
| Accounts Receivable | 114,507 | 107,159 |
| Prepaid Expenses | 7,730 | 92,889 |
| Inventory | 1,691,635 | 1,723,043 |
| Total Current Assets | 1,878,541 | 2,358,817 |
| Non-current Assets | | |
| Intangible Assets: Trademark and Website, net of Accumulated Amortization | 206,778 | 233,401 |
| Total Non-Current Assets | 206,778 | 233,401 |
| TOTAL ASSETS | 2,085,319 | 2,592,218 |
| | | |
| LIABILITIES AND EQUITY | | |
| Liabilities | | |
| Current Liabilities | | |
| Accounts Payable | 507,541 | 381,842 |
| Accrued Expenses | 62,691 | 10,173 |
| Notes Payable | 24,923 | - |
| Accrued Interest | 174,658 | |
| Accrued Interest - Related Parties | 446,844 | - |
| Convertible Notes | 4,100,000 | - |
| Convertible Notes - Related Party | 1,350,000 | - |
| Revenue-Based Financing and Factoring Debt | 421,686 | 247,395 |
| Sales Tax Payable | 6,656 | 14,591 |
| Total Current Liabilities | 7,094,999 | 654,001 |
| Long-term Liabilities | | |
| Notes Payable | 144,903 | 149,900 |
| Convertible Notes | - | 3,600,000 |
| Convertible Notes - Related Party | - | 1,350,000 |
| Accrued Interest | - | 68,159 |
| Accrued Interest - Related Parties | - | 400,912 |
| Redeemable, Convertible Preferred Notes | 2,677,661 | 2,677,661 |
| Total Long-Term Liabilities | 2,822,564 | 8,246,632 |
| TOTAL LIABILITIES | 9,917,562 | 8,900,632 |
| EQUITY | | |
| Common Stock | 20,391 | 20,391 |
| Accumulated Deficit | (7,852,634) | (6,328,805) |
| Total Equity | (7,832,243) | (6,308,414) |
| TOTAL LIABILITIES REDEEMABLE, CONVERTIBLE PREFERRED STOCK AND EQUITY | 2,085,319 | 2,592,218 |

## Statement of Operations

| | Year Ended December 31, | |
|---|---|---|
| | **2022** | **2021** |
| Revenue | 1,813,034 | 1,858,300 |
| Cost of Revenue | 1,376,262 | 774,608 |
| Gross Profit | 436,773 | 1,083,693 |
| Operating Expenses | | |
| Advertising and Marketing | 657,366 | 677,384 |
| General and Administrative | 1,035,222 | 1,770,796 |
| Bad Debt Expense | 14,294 | 22,205 |
| Rent and Lease | 2,440 | 800 |
| Amortization | 26,623 | 26,622 |
| Total Operating Expenses | 1,735,945 | 2,497,806 |
| Operating Income (loss) | (1,299,172) | (1,414,114) |
| Other Income | | |
| Interest Income | 19 | 6,931 |
| Other | - | 87,900 |
| Total Other Income | 19 | 94,831 |
| Other Expense | | |
| Interest Expense | 224,676 | 199,948 |
| Total Other Expense | 224,676 | 199,948 |
| Earnings Before Income Taxes | (1,523,829) | (1,519,230) |
| Provision for Income Tax Expense/(Benefit) | - | - |
| Net Income (loss) | (1,523,829) | (1,519,230) |

## Statement of Changes in Redeemable, Convertible Preferred Shares and Stockholder Equity

| | Redeemable, Convertible Series A Preferred Stock | | Redeemable, Convertible Series B Preferred Stock | | Voting Common Stock | | | |
|---|---|---|---|---|---|---|---|---|
| | **# of Shares Amount** | **$ Amount** | **# of Shares Amount** | **$ Amount** | **# of Shares Amount** | **$ Amount** | **Accumulated Deficit** | **Total Shareholder Equity** |
| Beginning Balance at 1/1/2021 | 491,475 | 810,000 | 618,846 | 1,357,626 | 2,039,116 | 20,391 | (4,732,545) | (4,712,154) |
| Issuance of Stock | - | - | 30,942 | - | - | - | - | - |
| Loss from Issuance of Redeemable, Convertible Series B Preferred Stock | - | - | - | - | - | - | (77,030) | (77,030) |
| Net Income (Loss) | - | - | - | - | - | - | (1,519,230) | (1,519,230) |
| Ending Balance 12/31/2021 | 491,475 | 810,000 | 649,788 | 1,357,626 | 2,039,116 | 20,391 | (6,328,805) | (6,308,414) |
| Net Income (Loss) | - | - | - | - | - | - | (1,523,829) | (1,523,829) |
| Ending Balance 12/31/2022 | 491,475 | 810,000 | 649,788 | 1,357,626 | 2,039,116 | 20,391 | (7,852,634) | (7,832,243) |

**Statement of Cash Flows**

| | Year Ended December 31, | |
|---|---|---|
| | **2022** | **2021** |
| OPERATING ACTIVITIES | | |
| Net Income (Loss) | (1,523,829) | (1,519,230) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | |
| Amortization | 26,623 | 26,622 |
| Accounts Payable | 125,699 | 124,605 |
| Accrued Liabilities | 52,518 | (87,304) |
| Inventory | 31,407 | (840,014) |
| Accounts Receivable | (7,348) | 310,449 |
| Prepaids | 85,159 | (92,889) |
| PPP Loan Forgiveness | - | (87,900) |
| Accrued Interest - Related Parties | 45,932 | 66,274 |
| Accrued Interest | 106,499 | 65,950 |
| Taxes Payable | (7,935) | 9,462 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | 458,554 | (504,745) |
| Net Cash provided by (used in) Operating Activities | (1,065,275) | (2,023,975) |
| FINANCING ACTIVITIES | | |
| Convertible Notes | 500,000 | 2,550,000 |
| Revenue-Based Financing & Factoring Debt Repayment | - | (206,106) |
| Revenue-Based Financing & Factoring Debt Issuance | 174,291 | - |
| Notes Payable | 19,926 | - |
| Net Cash provided by (used in) Financing Activities | 694,217 | 2,343,894 |
| Cash at the beginning of period | 435,727 | 115,807 |
| Net Cash increase (decrease) for period | (371,058) | 319,919 |
| Cash at end of period | 64,669 | 435,727 |

**Pangea Organics Inc.**
**Notes to the Unaudited Financial Statements**
**December 31st, 2022**
**$USD**

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Pangea Organics Inc. ("the Company") was originally formed as Ablution Allusion LLC in Colorado on July 13th, 2016. On December 21st, 2016, the Company changed its entity structure and name in the state of Colorado from a domestic limited liability company to Pangea Organics, Inc. which is a Delaware C Corporation. The Company plans to earn revenue through the domestic production, manufacturing, and sale of proprietary organic soap formulations through the leveraging of third-party logistics manufacturing and shipping partners to both retail and wholesale customers. The Company's headquarters is in Boulder, Colorado. The Company's customers are located the United States and Internationally.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability. The Company accrued a net allowance for bad debt as of December 31st, 2022 for approximately 2.5%.

Concentration of Revenue

The Company generated 5.68%, and 14.68% of its revenue in 2021, and 2022, respectively, from one customer.

Other Income

The Company had other income of $87,900 in 2021 as a result of their SBA loan in the same amount being forgiven.

Intangible Assets

A summary of the Company's intangible assets is below.

| Property Type | Useful Life in Years | Cost | Accumulated Amortization | Disposals | Book Value as of 12/31/22 |
|---|---|---|---|---|---|
| Formulations | 15 | 166,667 | (66,666) | | 100,001 |
| Trademarks | 15 | 166,666 | (66,666) | | 100,000 |
| Website | 5 | 22,002 | (15,224) | | 6,778 |
| **Grand Total** | **-** | **355,335** | **(148,557)** | **-** | **206,778** |

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Prepaid Expenses

The Company had prepaid expenses balances of $7,730 and $92,889 as of December 31st, 2022 and 2021, respectively. The amounts consists entirely of prepaid inventory.

Inventory

The Company had an inventory balance of $1,691,635 as of December 31st, 2022. The Company valuates its inventory on the FIFO (First-In, First-Out) method. The inventory consists of raw materials of $36,262, packaging inventory of $847,522, finished foods inventory of $787,556, co-packing inventory of $20,246, and other of $49.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

**Warrants -** The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2021 and 2022 to be negligible.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31, 2022:

| Exercise Price | Number Outstanding | Expiration Date |
|---|---|---|
| $ 2 | 125,000 | 7/26/2024 |

A summary of the warrant activity for the years ended December 31, 2021 and 2022 is as follows:

| | Shares | Weighted-Average Exercise Price |
|---|---|---|
| Outstanding at January 1, 2021 | 125,000 | $ 2 |
| Grants | - | - |
| Exercised | - | - |
| Canceled | - | - |
| Outstanding at December 31, 2021 | 125,000 | $ 2 |
| Grants | - | - |
| Exercised | - | - |
| Canceled | - | - |
| Outstanding at December 31, 2022 | 125,000 | $ 2 |
| | | |
| Vested and expected to vest at December 31, 2022 | 125,000 | $ 2 |
| Exercisable at December 31, 2022 | 125,000 | $ 2 |

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Colorado. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company has entered into several convertible note agreements with a related party for the purposes of funding operations totaling $1,350,000. The interest on the notes ranged from 0% to 7%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into Series B and C Preferred during a change of control or qualified financing event. The Company had accrued interest of $446,844 as of December 31st, 2022, related to these convertible notes.

## NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

## NOTE 5 – LIABILITIES AND DEBT

**Revenue-Based Financing and Factoring Debt:**

The Company entered into various revenue-based financing agreements with a third party resulting in the Company receiving amounts of $256,970 in 2020, $170,230 and $161,118 in 2021, and $442,500 in 2022. If the amounts are

not repaid within 15 days of the due dates in 2022, the amounts will accrue interest at 12% annually compounding monthly. The balance of these amounts was $346,615 as of December 31st, 2022.

The Company entered into various revenue-based financing agreements with a third party resulting in the Company receiving amounts of $44,000 in 2020, $86,000 in 2021, and $42,139 and $105,090 in 2022. The amounts all have maturity dates of 12 months. The remainder is then paid off through payments equal to approximately 10% of the Company's percentage of sales. The balance of these amounts was $45,336 as of December 31st, 2022.

The Company entered into a factoring agreement with a third party resulting in the Company having a balance of $29,735 as of December 31st, 2022. The agreement requires the Company to pay 1.5% of the gross amount receivable until the amount is fully repaid.

**Convertible and Other Notes Payables:**

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 6-9%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities in 2023. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event. The Company had accrued interest of $170,204 related to these convertible notes as of December 31st, 2022.

The Company entered into an SBA EIDL loan totaling $149,900 at a rate of 3.75% interest amortized over 30 years. The balance of the loan was $149,900 as of December 31st, 2022.

The Company entered into a PPP loan in 2020 resulting in the Company having a balance of $87,900. The loan accrued interest of 1% and was fully forgiven in 2021.

In 2022, the Company entered into a capital loan agreement in which it received a total of $40,000. The loan contains a loan fee of $4,454 and requires a repayment percentage of 30% every 90 days until a total of $44,454 is paid. The balance of the loan was $19,926 as of December 31st, 2022.

*Debt Summary*

| | | | | For the Year Ended December 2022 | | | | For the Year Ended December 2021 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Debt Instrument Name** | **Principal Amount** | **Interest Rate** | **Maturity Date** | **Current Portion** | **Non-Current Portion** | **Total Indebtedness** | **Accrued Interest** | **Current Portion** | **Non-Current Portion** | **Total Indebtedness** | **Accrued Interest** |
| Convertible Notes - Related Parties | 1,350,000 | 0%-7% | 2023 | 1,350,000 | - | 1,350,000 | 446,844 | - | 1,350,000 | 1,350,000 | 400,912 |
| Convertible Notes | 4,100,000 | 6%-9% | 2023 | 4,100,000 | - | 4,100,000 | 170,204 | - | 3,600,000 | 3,600,000 | 68,159 |
| PayPal Loan | 40,000 | Fixed Fee of $4,454 | 2023 | 19,926 | - | 19,926 | 4,454 | - | - | - | - |
| SBA Loan | 149,900 | 3.75% | 2051 | 4,997 | 144,903 | 149,900 | - | - | 149,900 | 149,900 | - |
| Total | | | | 5,474,923 | 144,903 | 5,619,826 | 621,502 | - | 5,099,900 | 5,099,900 | 469,071 |

**Debt Principal Maturities 5 Years Subsequent to 2022**

| Year | Amount |
|---|---|
| 2023 | 5,474,923 |
| 2024 | 4,997 |
| 2025 | 4,997 |
| 2026 | 4,997 |
| 2027 | 4,997 |
| Thereafter | 124,917 |

**NOTE 6 – EQUITY**

The Company has authorized 4,000,000 of Common shares with a par value of $0.01 per share. 2,039,116 voting Common shares were issued and outstanding as of December 31st, 2022.

**Voting**: 3,920,335 are voting and 79,665 are designated as non-voting. Voting Common Stockholders are entitled to one vote per share.

**Dividends**: The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 1,000,000 shares of Series A Preferred shares with a par value of $.01 per share. 491,475 Series Seed A Preferred shares were issued and outstanding as of December 31st, 2022.

**Voting**: Preferred shareholders of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the Preferred Stock held by such holder are convertible to as of the record date for determining Stockholders entitled to such a vote.

**Dividends**: The holders of the Series A Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

**Redemption**: On or after December 21, 2016, the Company, at the written election of any holder of the Series A Preferred shares redeemable convertible Preferred Stock, is required to redeem all or any portion of the shares of Series A Preferred shares redeemable convertible Preferred Stock held by such holder at a redemption price of $2.1568 and all declared and unpaid dividends thereon.

**Conversion**: Preferred shareholders have the right to convert shares into Common Stock at a rate pursuant to Section 4 of the Stock Purchase Agreement dated December 21, 2016. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

The Company has authorized 883,555 shares of Series B Preferred shares with a par value of $.01 per share. 649,788 Series B Preferred shares were issued and outstanding as of December 31st, 2022.

**Voting**: Preferred shareholders of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the Preferred Stock held by such holder are convertible to as of the record date for determining Stockholders entitled to such a vote.

**Dividends**: The holders of the Series B Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

**Redemption**: On or after May 8, 2018, the Company, at the written election of any holder of the Series B Preferred shares redeemable convertible Preferred Stock, is required to redeem all or any portion of the shares of Series B Preferred shares redeemable convertible Preferred Stock held by such holder at a redemption price of $2.4895 plus all declared and unpaid dividends thereon.

**Conversion**: Preferred shareholders have the right to convert shares into Common Stock at a rate pursuant to Section 4 of the Stock Purchase Agreement as revised dated May 8, 2018. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

The Company has authorized 2,000,000 shares of Series C-1, C-2, and C-3 Preferred shares with a par value of $.01 per share. No shares were issued and outstanding as of 2022.

**Voting**: Preferred shareholders of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the Preferred Stock held by such holder are convertible to as of the record date for determining Stockholders entitled to such a vote.

**Dividends**: The holders of the Series C Preferred Stock are entitled to receive dividends when and if declared by the Board of Directors. Dividends on Preferred Stock are in preference to and prior to any payment of any dividend on Common Stock and are not cumulative. As of December 31, 2022, no dividends had been declared.

**Redemption**: On or after March 15, 2022, August 31, 2022, and March 15, 2023, the Company, at the written election of any holder of the Series C Preferred shares redeemable convertible Preferred Stock, is required to redeem all or any portion of the shares of Series C Preferred shares redeemable convertible Preferred Stock held by such holder at a weighted average redemption price of $3.35, $4.24, and $4.38 respectively plus all declared and unpaid dividends thereon.

**Conversion**: Preferred shareholders have the right to convert shares into Common Stock at a rate pursuant to Section 4 of the Stock Purchase Agreement as revised dated April 15, 2022. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

**Liquidation preference**: In the event of any liquidation, dissolution or winding up of the Company, the holders of the Series A, B, and C Preferred Stock are entitled to receive prior to, and in preference to, any distribution to the Common Stockholders.

| | Shares Authorized | Shares Outstanding | Net Carrying Value | Liquidation Preference |
|---|---|---|---|---|
| Series A Preferred Stock | 1,000,000 | 491,475 | 810,000 | 810,000 |
| Series B Preferred Stock | 883,555 | 649,788 | 1,357,626 | 1,357,626 |
| Series C Preferred Stock | 2,000,000 | - | - | - |
| Total at December 31st, 2022 | 3,883,555 | 1,141,263 | 2,167,626 | 2,167,626 |

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 14, 2023, the date these financial statements were available to be issued. No events require recognition or disclosure.

**NOTE 8 – GOING CONCERN**

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these

efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**NOTE 9 – RISKS AND UNCERTAINTIES**

***COVID-19***

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.